UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  November 20, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 18 dated November 20, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

November 20, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 19, 2003
November 20, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

J-PACIFIC COMMENCES EXPLORATION ON NEVADA PROJECTS

J-Pacific Gold Inc. is pleased to announce that it has begun initial exploration work on its Golden Trend, HC and Callaghan exploration projects in Nevada. Work will be comprised of data synthesis, geological mapping and drill target selection that will prepare these projects for future drill programs.

The Golden Trend project, strategically located in close proximity to the recent discoveries by the Cortez Joint Venture (Placer Dome and Kennecott Minerals) at Cortez Hills and ET Blue in Eureka County, has one drill target identified by prior owners, which will be verified and documented in this phase of work. The work will consist of data assembly, interpretation and limited mapping leading to the design of a drill program. The HC project, also located in Eureka County roughly four miles east of Golden Trend, will be geologically mapped in preparation for grid geochemistry planned for the spring of 2003. The general locations of drill targets have been identified and this work will provide the three-dimensional control necessary to design a drilling program. The Callaghan project, located in Lander County, has one drill ready target requiring limited refinement by focused geophysics and limited geological interpretation. The majority of the work at Callaghan will be focused on identifying additional targets on this large property.

Due to winter weather conditions in the high mountain alpine, the RC project is currently inaccessible and initial exploration activities will commence in the spring of 2004.

David Shaddrick CPG, P. Geo, a qualified person as defined by NI 43-101, will supervise the program. All of J-Pacific's Nevada properties are exploration stage projects without known reserves or resources. There is not a commercial economic mineral deposit developed at this time.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Nick Ferris - Telephone 1-888-236-5200.